                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                                (Amendment No.)


                        Greenville First Bancshares Inc.
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                                (Name of Issuer)

                                     Common
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                         (Title of Class of Securities)

                                    39607Y100
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                                 (CUSIP Number)


                                December 31, 2000
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             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [X]    Rule 13d-1(b)

         [ ]    Rule 13d (c)

         [ ]    Rule 13d-1(d)

CUSIP NO. 39607Y100                                    PAGE   2   OF   7   PAGES
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  (1)     NAMES OF REPORTING PERSONS SS OR I.R.S. IDENTIFICATION NOS. OF ABOVE
          PERSONS

          a.   Wachovia Corporation                      56-1473727
          b.   Wachovia Bank, National Association       56-0927594
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  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [ ]
          (See Instructions)                                        (b)   [ ]

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  (3)     SEC USE ONLY

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  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

          a.   Wachovia Corporation                    North Carolina
          b.   Wachovia Bank, National Association     United States
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                       (5)     SOLE VOTING POWER
  NUMBER OF                    60,100
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     0
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   100
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               0
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          60,000
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 (10)     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN

          SHARES (See Instructions)                                       [ ]

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 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          5.23%
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 (12)     TYPE OF REPORTING PERSON (See Instructions)

          a.   Wachovia Corporation                         HC
          b.   Wachovia Bank, National Association          BK
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CUSIP No. 39607Y100                                                  Page 3 of 7
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ITEM 1 (a)        NAME OF ISSUER:

                  Greenvile First Bancshares, Inc.

ITEM 1 (b)        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  112 Haywood Road
                  Greenville, SC 29607

ITEM 2 (a)        NAME OF PERSONS FILING:

                  Wachovia Corporation; and Wachovia Bank, National Association

ITEM 2 (b)        ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                  Wachovia Corporation
                  100 North Main Street
                  Winston-Salem, North Carolina 27104

                  Wachovia Bank, National Association
                  100 North Main Street
                  Winston-Salem, North Carolina 27104

ITEM 2 (c)        CITIZENSHIP:

                  Wachovia Corporation                        North Carolina
                  Wachovia Bank, National Association         United States

ITEM 2 (d)        TITLE OF CLASS OF SECURITIES:

                  Common

ITEM 2 (e)        CUSIP NUMBER:

                  39607Y100

CUSIP No. 39607Y100                                                  Page 4 of 7
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ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1 (B), OR 13D-3 (B) CHECK WHETHER THE PERSON FILING IS A:

                  (a)      ( )      Broker or Dealer registered under Section 15
                                    of the Act,

                  (b)      (X)      Bank as defined in Section 3 (a) (6) of the
                                    Act,

                  (c)      ( )      Insurance Company as defined in Section 3
                                    (a) (19) of the Act,

                  (d)      ( )      Investment Company registered under Section
                                    8 of the Investment Company Act,

                  (e)      ( )      Investment Advisor registered under Section
                                    203 of the Investment Advisor Act of 1940,

                  (f)      ( )      Employee Benefit Plan Pension Fund which
                                    is subject to the provisions of the Employee
                                    Retirement Income Security Act of 1974 or
                                    Endowment Fund.

                  (g)      (X)      Parent holding Company, in accordance with
                                    240.13d-1 (b) (ii) (G), (Wachovia
                                    Corporation)

                  (h)      ( )      Group, in accordance with Rule 13d-1 (b)(1)
                                    (ii)(H)

ITEM 4            OWNERSHIP:

                  The following information is as of December 31, 1999:

                  (a)       Amount Beneficially Owned:                                               60,100

                  (b)       Percent of Class:                                                          5.23%

                  (c)       Number of Shares as to which such person has:

                            (i)    Sole power to vote or to direct the vote                          60,100
                            (ii)   Shared power to vote or to direct the vote                             0
                            (iii)  Sole power to dispose or to direct the disposition of                100
                            (iv)   Shared power to dispose or to direct the disposition of           60,000

ITEM 5            OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                         N/A

ITEM 6            OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

                         N/A

CUSIP No. 39607Y100                                             Page  5  of  7
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ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                  COMPANY:

                  Included are the following subsidiaries of Wachovia Corporation - HC:

                  Wachovia Bank, National Association - BK (wholly owned subsidiary of Wachovia Corporation)

ITEM 8            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                         N/A

ITEM 9            NOTICE OF DISSOLUTION OF GROUP.

                         N/A

CUSIP No. 39607Y100                                                  Page 6 of 7
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ITEM 10           CERTIFICATION:

                           By signing below, I certify that, to the best of my
                  knowledge and belief, the securities referred to above were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 12, 2001

For:     WACHOVIA CORPORATION


         By:  /s/ William M. Watson, Jr.
             --------------------------------------------
             William M. Watson, Jr.
             Senior Vice President, Counsel and Secretary



For:     WACHOVIA BANK, NATIONAL ASSOCIATION


         By:  /s/ William M. Watson, Jr.
             --------------------------------------------
             William M. Watson, Jr.
             Senior Vice President, Counsel and Secretary



                       SEE AGREEMENT ATTACHED AS EXHIBIT A

CUSIP No. 39607Y100                                                  Page 7 of 7
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                                                                       EXHIBIT A


                                    AGREEMENT

                                February 12, 2001

         The understanding hereby agree to file a joint statement on Schedule 13G under the securities Exchange Act of 1934, as amended (the "Act") in connection with their beneficial ownership of common stock issued by Wachovia Corporation.

         Each of the undersigned states that it is entitled to individually use
Schedule 13G pursuant to Rule 13d-1 (c) of the Act.

         Each of the undersigned is responsible for the timely filling of the statement and any amendments thereto, and for the completeness of the statement and any amendments thereto, and for the completeness and accuracy of the information concerning each of them contained therein but none is responsible for the completeness of accuracy of the information concerning the others.

         This agreement applies to any amendments to Schedule 13G.


Wachovia Corporation


 /s/ William M. Watson, Jr.
--------------------------------------------
William M. Watson, Jr.
Senior Vice President, Counsel and Secretary

Wachovia Bank, National Association


 /s/ William M. Watson, Jr.
--------------------------------------------
William M. Watson, Jr.
Senior Vice President, Counsel and Secretary